                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
             1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 8 )1
                      INTERNATIONAL DISPENSING CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   459407 10 2
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                                 (CUSIP Number)

                                 Jay Weil, Esq.
                             Shustak Jalil & Heller
                               545 Madison Avenue
                            New York, New York 10022
                             Tel. No. (212) 688-5900
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 2002
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

              NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)
                              (Page 1 of 22 Pages)



--------
  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  -----------------------

CUSIP NO. 459407 10 2                  13D                    PAGE 2 OF 22 PAGES
                                                                  ---  ---
-----------------------                                  -----------------------

------ -------------------------------------------------------------------------
   1   NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Gregory Abbott
------ -------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       -------------------------------------------------------------------------
       (a) [ ]
       -------------------------------------------------------------------------

       (b) [ ]
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
   3   SEC USE ONLY

------ -------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
              PF
------ -------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       -------------------------------------------------------------------------
       2(d) or 2(e)   [ ]
       -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
------ -------------------------------------------------------------------------
                            SOLE VOTING POWER
                       7               5,520,323
    NUMBER OF       ------ -----------------------------------------------------
     SHARES                 SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY           8               0
      EACH          ------ -----------------------------------------------------
    REPORTING               SOLE DISPOSITIVE POWER
     PERSON            9               5,520,323
      WITH          ------ -----------------------------------------------------
                            SHARED DISPOSITIVE POWER
                       10              0
------ -------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     5,520,323
------ -------------------------------------------------------------------------
   12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*
       -------------------------------------------------------------------------

       -------------------------------------------------------------------------

------ -------------------------------------------------------------------------
   13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     39.1%
------ -------------------------------------------------------------------------
   14  TYPE OF REPORTING PERSON*
                     IN
------ -------------------------------------------------------------------------

     The Statement on Schedule 13D dated January 27, 1998, as amended by Amendment No. 1 dated April 14, 1998, Amendment No. 2 dated November 3, 1999, Amendment No. 3 dated January 4, 2000, Amendment No. 4 dated March 1, 2000, Amendment No. 5 dated September 11, 2000, Amendment No. 6 dated December 29, 2000 and Amendment No. 7 dated December 17, 2001, filed by Gregory B. Abbott (the "Reporting Person") is further amended as follows:

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is amended by adding the following to the end thereof:

     "On October 26, 2002 the Company granted to the Reporting Person under the Company's Director Option Plan options to purchase an aggregate of 20,000 shares of the Company's Common Stock at an exercise price of $.85 per share. The options become exercisable in installments of 6,667, 6,667 and 6,666 shares, respectively on the first, second and third anniversaries of the date of grant. As of November 5, 2002 the Reporting Person held options to purchase an aggregate of 400,000 shares of the Company's Common Stock which were currently exercisable and options to purchase an aggregate of 40,000 shares which were not currently exercisable.

    On November 5, 2002 the Reporting Person purchased 50 shares of the Company's Series D Redeemable Convertible Preferred Stock ("Series D Stock") for a price of $2,000 per share. The purchase price for the shares of Series D Stock purchased by the Reporting Person was paid with personal funds of the Reporting Person."

Item 4 is amended in its entirety to read as follows:

"ITEM 4.   PURPOSE OF TRANSACTION.

    The Reporting Person acquired the Common Stock, Preferred Stock, Series B Stock, Series C Stock, Series C Stock Warrants and Series D Stock for investment purposes only. The Reporting Person purchased the Preferred Stock from the Company on October 25, 1999 and December 15, 1999 and purchased the Series B Stock from the Company on February 22, 2000 pursuant to a Preferred Stock Subscription Agreement dated as of September 23, 1999 among the Company and certain investors, including the Reporting Person (collectively, the "Investors"), as amended by Amendment No. 1 thereto, dated as of October 25, 1999, Amendment No. 2 thereto, dated December 15, 1999 and Amendment No. 3 thereto, dated February 22, 2000 (collectively, the "Series A/B Stock Subscription Agreement").

     Pursuant to the Series A/B Stock Subscription Agreement the Investors purchased an aggregate of 560 shares of Preferred Stock and an aggregate of 440 shares of Series B Stock.

     The Reporting Person purchased an aggregate of 90 shares of Series C Stock from the Company on August 25, 2000 and December 1, 2001 pursuant to a Preferred Stock Subscription Agreement dated as of August 15, 2000 between the Company and certain investors ("Series C Stock Investors"), as amended by Amendment No. 1 thereto dated December 1, 2000 (collectively, the "Series C Stock Subscription Agreement"). The Reporting Person purchased an additional 50 shares of Series C Stock on May 9, 2001 upon exercise of certain purchase warrants.

     The Reporting Person purchased 50 shares of Series D Stock on November 5, 2002 pursuant to a Preferred Stock Subscription Agreement, dated as of November 5, 2002.

     The holders of Preferred Stock, Series B Stock, Series C Stock and Series D Stock are entitled to receive cumulative dividends at the rate of 12% per year. In the discretion of the Company, the dividends may be paid in cash, in additional shares of Preferred Stock, Series B Stock, Series C Stock or Series D Stock, as the case may be, or any combination of the foregoing.

     On December 31, 2001 the Company issued stock dividends to the holders of outstanding shares of Preferred Stock. The Reporting Person was issued the following number of shares as dividends: 51.77 shares of Preferred Stock; 22.94 shares of Series B Stock; and 17.13 shares of Series C Stock.

     The holders of Preferred Stock, voting as a separate class, are entitled to elect one director of the Company. In addition, the holders of Preferred Stock, Series B Stock, Series C Stock and Series D Stock are entitled to vote on all matters (including elections of directors) together with the holders of the Common Stock with each share of Preferred Stock, Series B Stock, Series C Stock and Series D Stock having the number of votes equal to the number of whole and fractional shares of Common Stock into which such share is then convertible (as of the date hereof each share of Preferred Stock would have approximately 9,091 votes, each share of Series B Stock would have approximately 5,714 votes, each share of Series C Stock would have approximately 6,667 votes and each share of Series D Stock would have 2,000 votes).

     Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j)  Any action similar to any of those enumerated above."

Item 5 is amended to read in its entirety as follows:

"ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person may be deemed to beneficially own 5,520,323 shares of the Company's Common Stock which represents approximately 39.1% of the Company's outstanding common stock.

     (b) The Reporting Person has sole voting and investment power with respect to the 5,520,323 shares of Common Stock referred to herein.

     (c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person except that (a) on October 26, 2002 the Reporting Person was granted options to purchase an aggregate of 20,000 shares of Common Stock at $.85 per share under the Company's Director Option Plan and (b) on November 5, 2002 the Reporting purchased 50 shares of Series D Stock for $2,000 per share.

     (d) Not applicable.

     (e) Not applicable."


Item 7 is amended by adding the following:

"ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

    8. Preferred Stock Subscription Agreement, dated as of November 5, 2002 between the Company and the Reporting Person."

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                                  November 6, 2002
                                            ------------------------------------
                                                       (Date)

                                                  /s/ Gregory Abbott
                                            ----------------------------
                                                      Gregory Abbott










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